April 14, 2005

via U.S. mail and facsimile

Larry W. Seay
Chief Financial Officer
8501 East Princess Drive, Suite 290
Scottsdale, Arizona 85255

Re: 	Meritage Homes Corporation
      Form S-4
      Filed March 29, 2005
      Annual Report on Form 10-K
      Filed March 25, 2005

Dear Mr. Seay:

      This is to advise you that we reviewed only those portions of the above filings that relate to the information required by Part III of Form 10-K and Item 19 of Form S-4. We have the following comment in that regard. No further review of the filing has been or will be made. If you disagree with the comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note that in connection with your purchase of the
homebuilding
assets of Colonial Homes, you filed a Form 8-K on February 22,
2005
with a copy of the contract governing your acquisition and that you have requested confidential treatment for certain portions of this contract and its exhibits. Be advised that we will review this application for confidential treatment and comment accordingly in a separate letter.

      Closing Comments

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please direct any questions to Craig Slivka, Staff Attorney, at
(202) 942-7470.

  						Sincerely,


						Pamela A. Long
						Assistant Director

CC:	Steven D. Pidgeon, Esq.
	(602) 382-6070
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE